SEPARATION AGREEMENT AND GENERAL RELEASE

        This Separation Agreement and General Release (“Agreement”) is made and entered into this 31st day of March 2004, by and between W.W. Grainger, Inc. (“Grainger” as used in this document means W.W. Grainger, Inc. and all subsidiaries and affiliates, as well as any present or former officer, director, employee, agent or benefit plan of Grainger or any subsidiary or affiliate) and John W. Slayton, Jr. (the “Officer”). The Officer, together with his Spouse, Elizabeth Slayton, (“Spouse”) understand and voluntarily enter into this Agreement with Grainger and in consideration of the compensation and benefit continuation described herein, agree as follows:

1.	Resignation as Officer; Separation Date. The Officer hereby acknowledges that he has resigned effective March 1, 2004 as both an Executive Officer and Officer of Grainger. Officer’s active employment with Grainger shall cease effective April 30, 2004. (the “Resignation Date”)

2.	Separation Payments; Retirement. Following the Resignation Date, Grainger shall pay the Officer an amount representing Eighteen (18) months of the Officer’s current base pay. Such amount shall be paid in monthly installments (“Separation Payments”), less required deductions, from the Resignation Date through October 31, 2005 (the “Retirement Date”), at which time the Officer will be considered a retiree of the Company. No Separation Payments shall be made to the Officer until at least the eighth (8th) day following the day on which this Agreement is fully executed, and provided that the Agreement is not revoked by the Officer pursuant to Paragraph 22 prior to that date.

3.	Benefits.

(a)	Health, Dental and Life. Grainger will continue to provide, through deductions from the Officer’s Separation Payments at the same rate paid by employees, group health and dental benefits and life insurance as currently maintained for the Officer, or as subsequently modified by Grainger, through the Retirement Date. Dental benefits and group life insurance will terminate earlier, however, on the date that the Officer becomes eligible for benefit coverage through a subsequent employer. After the Officer’s benefit coverage ceases on October 31, 2005, the Officer may elect to continue group health and dental benefits under COBRA or health benefits under Grainger’s retiree health program at the rate applicable to a retiree with 25 years of service, who has attained age 55.

(b)	Profit Sharing. For the 2004 and 2005 plan year(s), the Officer will be eligible to share in contributions under the W. W. Grainger, Inc. Employees Profit Sharing Plan (“PST”) and the W. W. Grainger, Inc. Supplemental Profit Sharing Plan (“SPSP”). The Separation Payments received in the relevant plan year(s) will be included for purposes of determining the amount of the Officer’s contributions under the PST (to the extent permitted by applicable law) and SPSP. After October 31, 2005, the Officer will be eligible for distribution of his vested funds in accordance with the terms of PST and SPSP applicable to participants who are eligible to retire.

(c)	Separation Benefit. As soon as practicable after the Retirement Date, all amounts attributable to Grainger’s former 1984 Frozen Separation Severance Benefit Program will be paid to the Officer in a lump sum, less required taxes and applicable withholding.

(d)	Unemployment Benefits. As a Grainger retiree, the Officer agrees that he will not apply for unemployment benefits while he continues to receive Separation Payments through the Officer’s Retirement Date or at any time in the future that would otherwise be chargeable to Grainger’s unemployment insurance account.

(e)	Vacation. The Officer understands that he will not be eligible for nor accrue any additional vacation eligibility after his Resignation Date. Payment for any earned but unused vacation will be made in the form of a lump sum, less required deductions, payable to the Officer as soon as practicable following the Officer’s Resignation Date.

(f)	Management Incentive Program (MIP). As additional separation payments, the Officer will participate in the 2004 and 2005 MIP program. Officer’s payments shall be based upon the Officer’s current salary and target level, adjusted for company performance and shall include a calculation taking into account the “30% personal objective” component. Calculation of this component shall be based upon the average earned by employees in Leadership Bands A-D. Officer’s 2005 MIP payment shall be pro-rated at a rate of 10/12th. Each year’s award will be paid during the first quarter of the subsequent year. The Officer will not be eligible for any award with respect to years after 2005.

(g)	Executive Deferred Compensation Plan. Subsequent to the Retirement Date, the Officer shall be eligible to receive benefit payments that the Officer had previously elected to defer under the Executive Deferred Compensation Plan, in accordance with the terms of that Plan.

(h)	Executive Death Benefit Plan. The Officer will continue as a participant under the W. W. Grainger, Inc. Executive Death Benefit Plan (the “Death Benefit Plan”) for 18 months after the Resignation Date and will thereafter be considered a retiree of Grainger for purposes of post employment benefits under the Death Benefit Plan. The benefit payment by Grainger to the Officer’s designated beneficiary in the event of the Officer’s death shall be determined and paid in accordance with the provisions of the Death Benefit Plan at the date of the Officer’s death, except that the Officer’s monthly salary and target MIP percentage as of the Resignation Date shall be used in any necessary calculations.

(i)	Automobile Allowance. Officer will be provided with an automobile allowance in the amount of $20,000.00 per year for the years 2004 (already received) and 2005.

(j)	All other benefits and the Officer’s eligibility to participate in any other Grainger employee programs will cease as of the Resignation Date, except as provided or referenced in this Agreement or after the Retirement Date under programs made available to Grainger retirees.

4.	Stock Options and/or Restricted Stock. The Officer will be eligible to exercise all vested stock options pursuant to the terms of the W. W. Grainger, Inc. 1990 Long Term Stock

Incentive Plan and the W.W. Grainger, Inc. 2001 Long Term Stock Incentive Plan and existing stock option agreements. Options will continue to vest through the Retirement Date, and any remaining unvested options will fully vest as of the Retirement Date. Thereafter, all options must be exercised on or before the expiration date of each option or within six (6) years of the Officer’s Retirement Date, whichever should occur first. The Officer further understands and agrees that the non-competition provisions of restricted stock and/or stock option agreements to which the Officer is a party, which provisions are incorporated herein by reference, including without limitation the Non-Competition Agreement dated 11/8/96, the W.W. Grainger, Inc. Stock Option Award Agreement dated April 30, 2003, and the W.W. Grainger, Inc. Restricted Stock Agreement dated November 8,1996 (collectively, the “non-competition provisions”), will remain in full force and effect, and are in addition to and not superceded by any other obligation set forth in this Agreement. The Officer acknowledges and agrees that, for purposes of such agreements, the Officer’s employment with Grainger shall be considered terminated on the Termination Date hereunder, and the term “Date of Termination” as used in the Non-Competition Agreement dated November 8, 1996, shall mean the Termination Date hereunder. The Officer understands that he will not be eligible for any further grants of stock options after the Resignation Date.

Grainger management shall recommend to the Compensation Committee of the Board (CCOB) at a CCOB meeting that it approves amendment of the Officer’s Restricted Stock Agreements dated November 8, 1996 in the amount of 20,000 shares. Such amendment shall provide that, subject to the Officer’s compliance with all terms and conditions of the non-competition provisions and this Agreement, as of October 31, 2005 all of the Officer’s existing shares of restricted stock of the Company granted under such agreements, which stock is currently in the possession of Grainger, shall not be forfeited but shall be delivered to the Officer free of all restrictions, less any shares retained for the purpose of the payment of withholding or other taxes to the extent permitted by law.

As previously elected by you, Grainger shall also provide Officer with 5,000 Restricted Stock Units, that are otherwise vested, on Officer’s Retirement Date, free of all restrictions, less any shares retained for the purpose of the payment of withholding or other taxes to the extent permitted by law.

5.	Additional Services. At the Officer’s request, Grainger will continue to provide the Officer all necessary and appropriate professional services for income tax return preparation through the 2006 tax year.

6.	General Release and Waiver of Claims. In exchange and in consideration for the promises, obligations, and agreements undertaken by Grainger herein, which the Officer agrees and acknowledges are adequate and sufficient consideration, the Officer, together with his Spouse and on behalf of himself, his agents, representatives, attorneys, assigns, heirs, executors, administrators, and other personal representatives, releases and forever discharges Grainger, its related entities, parent company, and subsidiaries, and all of their officers, employees, directors, agents, attorneys, personal representatives, predecessors, successors, and assigns (hereinafter collectively referred to as the “Releasees”) from any and all claims of any kind which he has, or might have, as of the date of this Agreement; or which are based on any facts which exist or existed on or before the date of this Agreement. The claims the Officer is releasing include, but are not limited to, all claims relating in any way to his employment at Grainger or his/her separation from that employment; and all claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Equal Pay Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the Federal Rehabilitation Act, the Age Discrimination in Employment Act, the Older Worker Benefit Protection Act, the Illinois Human Rights Act, the Illinois Wage Payment and Collection Act, or any other federal, state or local law relating to employment, discrimination, retaliation, or wages, or under the common law of any state (including, without limitation, claims relating to contracts, wrongful discharge, retaliatory discharge, defamation, intentional or negligent infliction of emotional distress, and wrongful termination of benefits). The Officer also releases and forever discharges Grainger and all other Releasees from any and all other demands, claims, causes of action, obligations, agreements, promises, representations, damages, suits, and liabilities whatsoever, both known and unknown, in law or in equity, which he has or might have as of the date of this Agreement. The Officer understands that this paragraph of this Agreement contains a complete and general release of any claim that he now has against Grainger, or could ever have against Grainger, based on any fact, event, or omission that has occurred up to the time at which he signs the Agreement.

The Officer does not intend to nor is he waiving any rights or claims that may arise after the date that he signs this Agreement, nor any right on the Officer’s part to challenge the knowing and voluntary nature of this release with respect to claims under ADEA. Notwithstanding the foregoing, the Officer does not waive any rights he may have to benefits available after termination under any company-sponsored employee benefit plan, or any rights he may have to insurance protection and/or indemnification for actions taken by the Officer while an employee, officer and/or director of Grainger. The Officer acknowledges that this is an individually negotiated Agreement and he agrees that his termination of employment with Grainger is not pursuant to an employment termination program as that term is used in the ADEA.

The Officer understands that this waiver and release is an essential and material term of this Agreement and that, without such provision, no agreement would have been reached by the parties.

7.	Covenant Not to Sue. The Officer, together with his Spouse, agree not to pursue or permit to be filed or pursued against Grainger, any claim or action before any federal, state or local administrative, legislative or judicial body based on any claim or liability described in the foregoing section, or otherwise related to the Officer’s employment with Grainger, and understand that the purpose of this waiver and release is to dispose of, with finality, any claims that the Officer may have against Grainger so that there will be no disputes or controversies concerning any matters following the Resignation Date. Neither the Officer nor his Spouse has any such claim or lawsuit outstanding at this time, nor does the Officer or his Spouse know of any such potential claim or lawsuit that may be asserted by the Officer, his Spouse or any other person in connection with the Officer’s employment with Grainger. The Officer understands that the terms of this Section do not apply to a challenge to the knowing and voluntary nature of this release with respect to claims under ADEA.

8.	Non-Disparagement. The Officer, together with his Spouse, agree to take no action in derogation or disparagement of Grainger, its business, or its strategic interests. The Officer, together with his Spouse, further agree not to discuss or otherwise comment on Grainger, its business, or its strategic interests, in public, for publication on electronic media (including but not limited to chat rooms, message boards, or the like), in similar public forums, or otherwise, other than communication of publicly available information. Grainger agrees that it will make no public statements nor sanction any action in derogation or disparagement of the Officer or his Spouse.

9.	Non-Interference with Business Relationships. The Officer agrees not to interfere with the employment of any Grainger employee or otherwise with the business relationships of Grainger, and to the extent required to enforce this promise, agrees not to induce, directly or indirectly, any Grainger customer or supplier to breach any contract with Grainger, and further agrees not to solicit, attempt to hire, or hire, directly or indirectly, any Grainger employee, or request, induce or advise any such employee to leave the employment of Grainger at any time before the Retirement Date and for one year thereafter. Should the Officer wish to hire a Grainger employee in contravention of this Section, or to perform work which is precluded by the Officer’s non-competition obligations referenced in Section 4 above, the Officer understands that he may request that Grainger agree that the Officer may perform such work or offer employment to such employee, and that with Grainger’s written agreement, which it may withhold at its sole discretion, the Officer may do so.

10.	Return of Property; Business Expenses. On or before the Officer’s Resignation Date, the Officer agrees to account for and return to Grainger all Grainger property, including but not limited to proprietary information, which is in the Officer’s possession or control. This property includes (but is not limited to) personal computers (and related equipment and software), correspondence, files, reports, minutes, plans, records, surveys, diagrams, computer print-outs, floppy disks, manuals, client/customer information and documentation, and any company research, goals, objectives, recommendations, proposals or other information relating to Grainger, its business, or its clients or customers, which is not generally known to the public, and which the Officer acquired in the course of his employment with Grainger. Notwithstanding, Officer shall be permitted to retain his Grainger laptop computer, less any Grainger installed software that may otherwise be installed on that computer. The Officer further agrees that all business expenses incurred prior to the Resignation Date that are reimbursable in accordance with Grainger’s normal policies and procedures have been reimbursed to the Officer or submitted for reimbursement, and that other than as specifically provided in this Agreement, the Officer will not incur any additional business expenses after the Resignation Date.

11.	Confidential Information. The Officer agrees to refrain from ever disclosing to anyone outside the employment of Grainger any confidential or trade secret information, whether in oral, written and/or electronic form, including but not limited to information that (a) relates to Grainger’s past, present and future research, development, technical and non-technical data and designs, finances, marketing, products, services, customers, suppliers, and other business activities of any kind or (b) has been identified, either orally or in writing, as confidential by Grainger; provided that this limitation shall not apply to information that is part of the public domain through no breach of this Agreement or is acquired from a third party not under similar nondisclosure obligations to Grainger. The Officer acknowledges that his/her obligations under any confidentiality or nondisclosure or similar agreements or provisions that the Officer previously executed will remain in full force and effect. Further, through the Retirement Date, the Officer agrees to fully comply with all policies of Grainger regarding confidential or trade secret information, inasmuch as the Officer is receiving compensation from Grainger.

12.	Cooperation with Company. The Officer agrees to both make himself available and to provide reasonable cooperation to Grainger or its attorneys to assist Grainger or serve as a witness in connection with any matter, litigation or potential litigation in which the Officer may have knowledge, information, or expertise. The Officer also agrees to provide Grainger or its designated representatives, upon request, with information and assistance about programs, processes, and projects related to the Officer’s job responsibilities while employed by Grainger; to answer any questions relating to the work to which the Officer was assigned; and to otherwise provide reasonable cooperation to Grainger regarding matters relating to this Agreement and the Officer’s employment with Grainger.

13.	Breach of Agreement; Misconduct. The Officer, together with his Spouse, understands and agrees that if, after receiving all or any part of the payments and benefits described herein, the Officer breaches this Agreement, or commits or is discovered to have committed any act of embezzlement, fraud or theft with respect to the property of Grainger, or deliberately causes or is discovered to have deliberately caused, any loss, damage, injury or other endangerment to Grainger’s property, reputation or past, present, or future directors, officers or employees, Grainger reserves the right to demand repayment of all such payments and benefits. Grainger shall further be released from any future payment then due and shall discontinue any and all benefit coverage (other than retiree health coverage, vested benefits under the PST and SPSP, and COBRA coverage if otherwise available). To the extent permitted by law, the Officer and his/her Spouse further understand and agree that Grainger reserves the right to pursue all other available remedies in an effort to preserve its legitimate business interests. The Officer also agrees to indemnify and hold harmless Grainger from any loss, cost, damage, or expense, excluding attorneys’ fees, which Grainger may incur because of the Officer’s violation of this Agreement. The Officer understands that this Section does not apply to a challenge to the knowing and voluntary nature of this release with respect to claims under ADEA.

14.	Supersedes Other Agreements. Other than any vested rights that the Officer may have under employee benefit plans subject to ERISA, or contained within any Non-Competition obligation previously acknowledged by Officer, the Officer understands that this Agreement supersedes any and all obligations (written or oral) which Grainger otherwise might have to the Officer or his Spouse for compensation or other expectations of remuneration or benefit on the Officer’s part. The Officer specifically acknowledges that all of Grainger’s obligations under the Change in Control Employment Agreement dated as of March 25, 1999 (the “Change in Control Agreement”) shall become null and void as of the Resignation Date.

15.	Acceleration upon Change in Control. All unpaid cash amounts payable to the Officer under this Agreement shall become immediately payable in full upon the occurrence of a Change in Control (as defined in the Change in Control Agreement); provided that this Section 15 shall not apply with respect to the plans referenced in Sections 3(g) and 3(h) of this Agreement, concerning which plans the Change in Control provisions therein contained shall govern. With respect to unpaid cash amounts payable to the Officer under this Agreement pursuant to the MIP, PST, and SPSP, such amounts, prorated as appropriate, are to be determined as provided under the Change in Control Agreement. In the event of a Change in Control, the Officer will be eligible to immediately participate in Grainger’s retiree health program, as it may be in effect from time to time, at the premium rate applicable to a retiree with 25 years of service, who has attained age 55.

16.	Continuation After Death. The Officer understands that in the event of the Officer’s death, Grainger’s obligations under this Agreement will extend to the Officer’s beneficiaries, heirs, executors, administrators, personal representatives and assigns.

17.	Agreement Not Assignable. The Officer and his Spouse understand that neither the Officer nor his Spouse may assign, and represent that they have not assigned, this Agreement nor any rights or Grainger’s obligations under this Agreement to any other person.

18.	Entire Understanding. The Officer and his Spouse understand and agree that this Agreement contains the entire understanding between the parties and may not be amended except by mutual agreement in an amendment executed by all parties.

19.	Severability. The provisions of this Agreement are declared to be severable, which means that if any provision of this Agreement or the application thereof is found to be invalid, the invalidity shall not affect other provisions or applications of this Agreement, which will be given effect without the invalid provisions or applications.

20.	Confidentiality of Agreement. The Officer and his Spouse represent and agree to keep the terms, amount and fact of this Agreement completely confidential, and that the Officer and his/her Spouse will not disclose any information concerning this Agreement to anyone; provided, however, that this Section will not prevent the Officer or his Spouse from disclosing information concerning this Agreement to the Officer or his Spouse’s attorneys, accountants, financial or tax advisors, a designated Grainger official, or as required by law. Notwithstanding, in accordance with Treasure Regulation 1.6011-4(b)(3)(iii) each party (and each employee, representative, or other agent of each party) to this Agreement may disclose to any and all persons, without limitation of any kind, the tax treatment, tax structure, and all materials of any kind provided to the other party relating to such tax treatment and tax structure.

21.	Jurisdiction and Governing Law. This Agreement shall in all respects be interpreted, enforced and governed by and under the laws of the State of Illinois.

22.	Voluntary Agreement. The Officer and his Spouse acknowledge that the payments and benefits that Grainger is providing hereunder exceed the compensation and benefits otherwise payable to the Officer or on the Officer’s behalf, and that such compensation and benefits are provided by Grainger in exchange for execution of this Agreement. The Officer and his Spouse acknowledge that they were given twenty-one (21) days to consider the terms of this Agreement, that either the Officer or his Spouse may revoke this Agreement at any time within seven (7) days after the date that the Officer and his/her Spouse sign it, and that they have been advised to and have had the opportunity to seek out counsel of their own choice. Any revocation must be communicated in writing, via personal delivery or overnight mail, to Henry F. Galatz, Labor Counsel, W.W. Grainger, Inc., 100 Grainger Parkway, Lake Forest, Illinois 60045. The Officer and his/her Spouse further understand that this Agreement does not take effect until after the expiration of the seven (7) day period for revocation. All referenced Separation Payments and applicable benefits identified in this Agreement will automatically cease on the 21st day should the Officer not return a fully executed copy of this Agreement to Grainger within the specified 21st day consideration period. The Officer and his Spouse have read this Agreement and understand all of its terms.

I have read this Separation Agreement and General Release and I understand all of its terms. I voluntarily execute this Separation Agreement and General Release with full knowledge of its meaning, on this 31st day of March, 2004.

/s/ John W. Slayton

I have read this Separation Agreement and General Release and I understand all of its terms. I voluntarily execute this Separation Agreement and General Release with full knowledge of its meaning, on this 31st day of March, 2004.

/s/ Elizabeth B. Slayton

W.W. Grainger, Inc.

By:	/s/ David Esler

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